UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             MDI Entertainment, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    552685109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             David A. Broadwin, Esq.
                             Foley, Hoag & Eliot LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 832-1000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 4, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- --------------------                                           -----------------
CUSIP NO. 552685109                                            PAGE 2 OF 6 PAGES
- -------------------                                            -----------------

- ------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             International Capital Partners LLC   043451613
- ------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                                  (b)  [    ]


- ------------ -------------------------------------------------------------------
     3       SEC USE ONLY



- ------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS


             OO (investment funds)
- ------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)   [    ]


- ------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION


             Delaware
- --------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       number of
                                  2,027,000
         shares           ------------------------------------------------------
                          8       SHARED VOTING POWER
      beneficially

        owned by                  0
                          ------------------------------------------------------
          each            9       SOLE DISPOSITIVE POWER

       reporting
                                  2,027,000
         person           ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
          with

                                  0
- --------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             2,027,000
- ------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          [    ]


- ------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             20.7%
- ------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*


             CO
- ------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- --------------------                                           -----------------
CUSIP NO. 552685109                                            PAGE 3 OF 6 PAGES
- -------------------                                            -----------------

- ------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jean Luc Dormoy
- ------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                                  (b)  [    ]


- ------------ -------------------------------------------------------------------
     3       SEC USE ONLY



- ------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS


             PF
- ------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)   [    ]


- ------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION


             France
- --------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       number of
                                  2,027,000
         shares           ------------------------------------------------------
                          8       SHARED VOTING POWER
      beneficially

        owned by                  0
                          ------------------------------------------------------
          each            9       SOLE DISPOSITIVE POWER

       reporting
                                  2,027,000
         person           ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
          with

                                  0
- --------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             2,027,000
- ------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          [    ]


- ------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             20.7%
- ------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*


             IN
- ------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $0.001 par value, of MDI Entertainment, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 201 Ann Street, Hartford, CT 06103.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are International Capital Partners, LLC, a limited liability company organized under the laws of Delaware ("ICP") and Mr. Jean Luc Dormoy, the beneficial owner of the 2,027 shares of the Series A Preferred Stock, $0.01 par value per share, of the Company (the "Preferred Stock"). The address of ICP's principal executive offices is 50 Feeeral Street, Suite 500, Boston, MA 02110 and the address for Mr. Dormoy is the same. Mr. Dormoy is a citizen of France. Neither Mr. Dormoy nor ICP has been convicted in any proceeding of the character identified in Item 2(d) nor been a party to a civil proceeding of the character described in Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The sources of funds for the purchase of the stock described herein are the personal funds of Mr. Dormoy.

ITEM 4.  PURPOSE OF TRANSACTION

         ICP purchased 2,027 shares of Series A Preferred Stock of the Company pursuant to a Stock Purchase Agreement entered into by and between ICP and the Company dated August 4, 1999. The shares of the Preferred Stock are purchased for investment purposes. Mr. Dormoy and ICP will continue to review this investment and may at some future time either increase or decrease the level of investment, depending on investment objectives, the performance of the Company, the regional economy and other factors. Except as stated above, none of Mr. Dormoy and ICP has any present plans or proposals that would relate to or result in any of the changes or actions described in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         ICP owns 2,027 shares of Preferred Stock of the Company, which are convertible at any time at the option of ICP into 2,027,000 shares of Common Stock of the Company, subject to adjustments for stock splits, stock combination, stock dividends, recapitalization and the like and certain other events. Based on the Company's 10-QSB for the quarterly period ended February 28, 1999, there are 7,776,500 shares of Common Stock issued and outstanding as of April 14, 1999. The 2,027 shares of Preferred Stock therefore would account for approximately 20.7% of of the Common Stock of the Company as of April 14, 1999 on a as converted basis. Mr. Dormoy, as beneficial owner of 2,027 shares of the Preferred Stock of ICP has sole voting and dispositive power with respect to such shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         ICP has entered into a Stock Purchase Agreement and a Registration Rights Agreement with the Company, pursuant to which ICP acquired 2,027 shares of the Preferred Stock of the Company. The 2,027 shares are convertible into 2,027,000 shares of the Common Stock of the Company, subject to adjustments for stock splits, stock combination, stock dividends and recapitalization and the like and certain other events. The shares of the Preferred Stock and the underlying Common Stock are not registered under the Securities Act of 1933, as amended, but ICP was granted certain rights pursuant to the Registration Rights Agreement to cause the Company to register shares of the Common Stock into which the shares of the Preferred Stock are convertible.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1. Stock Purchase Agreement dated August 4, 1999 by and between International Capital Partners and MDI Entertainment, Inc.


EXHIBIT 2. Registration Rights Agreement dated August 4, 1999 by and between International Capital Partners and MDI Entertainment, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                                       August  26, 1999
                                             -----------------------------------
                                                           (Date)



                                             INTERNATIONAL CAPITAL PARTNERS LLC



                                             By:  Mack Obiaha, Managing Director
                                                  /s/ Mack Obioha



                                             -----------------------------------
                                                  /s/ Jean Luc Dormoy